UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)

BALLY’S CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

90171 V204

(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,342,069

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,342,069

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,342,069

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 32.4%

14	Type of Reporting Person (See Instructions) IA

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1	Names of Reporting Persons. Soohyung Kim

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,342,069

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,342,069

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,342,069

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 32.4%

14	Type of Reporting Person (See Instructions) IN, HC

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AMENDMENT NO. 13 TO SCHEDULE 13D

This Amendment No. 13 to Schedule 13D (the “Amendment”) relates to Common Stock, par value $0.01 per share (“Common Stock”), of Bally’s Corporation, a Delaware corporation (the “Issuer” or the “Company”). This Amendment is being filed to amend the Schedule 13D that was originally filed on March 29, 2019 and amended on June 26, 2019, July 15, 2019, August 2, 2019, November 19, 2019, February 13, 2020, February 20, 2020, August 7, 2020, September 17, 2020, November 20, 2020, December 15, 2020, March 30, 2021 and April 6, 2021 (as amended, the “Schedule 13D”). Unless otherwise indicated in this Amendment, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

* * *

This Amendment is being filed to amend and supplement Items 4, 6 and 7 of the Schedule 13D as set forth below.

Item 4. Purpose of Transaction

In a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 13, 2021 (the "Company's 8-K"), the Company reported that, on April 13, 2021, it had announced an offer (the "Offer") to acquire (the "Combination") Gamesys Group plc ("Gamesys"). Under the terms of the Offer, Gamesys shareholders will be entitled to receive 1,850 pence in cash for each share of Gamesys or, under a share alternative, Gamesys shareholders will be able to elect to receive newly issued shares of Common Stock in lieu of part or all of the cash consideration to which they would be entitled to receive at an exchange ratio of 0.343 shares of Common Stock for each Gamesys share.

The Combination is conditioned on, among other things, approval of the issuance of new shares of the Company's Common Stock by the Company's shareholders. The Company and Gamesys entered into Voting and Support Agreements pursuant to which Standard RI Ltd., each of the Company's directors and its CEO and CFO have agreed to vote shares beneficially owned by them in favor of the share issuance at a meeting of the Company's shareholders.

More information on the Offer and the Combination is contained in the Company's 8-K. A copy of the Voting and Support Agreement among the Company, Gamesys and Standard RI Ltd. is attached as Exhibit 99.1 hereto and is hereby incorporated herein by reference into this Item 4.

In the Company's 8-K, the Company also stated that it had published a press release announcing the commencement, subject to market and other conditions, of concurrent public offerings (collectively, the "Equity Offerings") of $600 million of its Common Stock and $250 million of its tangible equity units. On April 15, 2021, in connection with the Equity Offerings, the Reporting Persons entered into agreements (the "Lock-up Agreements"), not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock through the sixtieth day after the date of the final prospectus relating to the Equity Offerings without the permission of the representative of the underwriter of the Equity Offering. The Lock-up Agreements are subject to certain exceptions, including that the Reporting Persons (i) may dispose of shares of Common Stock pursuant to the Reporting Person's previously disclosed trading plan established in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Rule 10b5-1 Plan"), or (ii) may terminate the Rule 10b5-1 Plan and, in lieu thereof, engage in a private sale of up to the number of shares permitted by the Rule 10b5-1 Plan. The terms of the Lock-up Agreements, which are filed as Exhibit 99.2 hereto, are incorporated herein by reference.

On April 16, 2021, the Reporting Persons agreed to sell 909,090 shares of Common Stock in a private transaction at a price of $55.00 per share. The closing of such sale is expected to occur on April 20, 2021. In connection with such transaction, the Reporting Persons terminated the Rule 10b5-1 Plan.

The Reporting Persons intend to evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment. The Reporting Persons continue to reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-13 of the cover pages and Item 2 above, which give effect to the sale described in Item 4.

(c) The Reporting Persons did not effect any transactions in shares of the Issuer’s Common Stock during the sixty day period prior to the filing of this Schedule 13D, except as described in Item 4.

The percentages reported herein are based on a statement in a preliminary prospectus supplement dated April 13, 2021 filed with the Securities and Exchange Commission on April 13, 2021, indicating that there were 31,894,089 shares of Common Stock outstanding as of March 31, 2021.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 4 is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits

99.1     Voting and Support Agreement

99.2     Forms of Lock-up Agreements

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2021

STANDARD GENERAL L.P.

	By:	/s/ Joseph Mause
	Name:	Joseph Mause
	Title:	Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim

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